November 17, 2023

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Alison T. White, Esq.

VIA EDGAR

Re:	Registrant:	Natixis ETF Trust
	File No.:	811-23146
	Filing Type:	Form N-1A

Dear Ms. White:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on October 16, 2023, regarding the post-effective amendment to the Natixis ETF Trust (the “Registrant”) registration statement on Form N-1A for the Natixis Gateway Quality Income ETF (the “Fund”), which was filed with the Commission on September 15, 2023 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on December 7, 2023.

Prospectus

1.	Comment. Please provide the Staff with a completed “Annual Fund Operating Expenses” table and a completed expense “Example” before the effective date of the Registration Statement.

Response. Below, please find the completed “Annual Fund Operating Expenses” table and the completed expense “Example”:

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table. If such expenses were reflected, the expenses set forth below would be higher.

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Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.24%
Distribution and/or service (12b-1) fees	0.00%
Other expenses	2.84%
Total annual fund operating expenses	3.08%
Fee waiver and/or expense reimbursement[1]	2.74%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.34%

[1]	Natixis Advisors, LLC (“Natixis Advisors” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.34% of the Fund’s average daily net assets, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, and organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2026, and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the expense limitation ratio in place at the time such amounts were waived/reimbursed and (2) the Fund’s current applicable expense limitation ratio. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated (whether or not shares are redeemed), and also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. It also does not include the transaction fees on purchases and redemptions of creation units (“Creation Units”), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If shares are redeemed:	1 year	3 years
	$35	$297

2.	Comment. Given the Fund can invest in other investment companies, should there be a line item for Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table? Please advise or revise.

Response. The Fund does not currently expect to invest in the securities of other investment companies in an amount sufficient to incur fees and expenses greater than one basis point. Accordingly, the Registrant respectfully submits that no additional disclosure in the Fund’s Annual Fund Operating Expenses table is necessary.
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3.	Comment. In the “Equity Portfolio” sub-section within the “Investments, Risks, and Performance” section of the prospectus, please remove the “without limitation” phrase. Please describe how the adviser evaluates the portfolio’s investments and constructs the portfolio.

Response. In response to this comment the sub-section “Equity Portfolio” within the “Investments, Risks, and Performance” section of the prospectus is revised as follows (revised text is bold and italicized and deleted text is ~~struck~~):

“Under normal circumstances, the Fund invests in a diversified portfolio of U.S. large- and mid-capitalization stocks with quality characteristics identified through certain fundamental metrics determined by Gateway Investment Advisers, LLC (the “Subadviser”). Generally, the Subadviser believes that a high-quality company is a company that has an established business with high relative profitability characteristics and low leverage. ~~The quality characteristics include, without limitation, profitability and leverage.~~ For these purposes, large-capitalization companies are those that, at the time of purchase, generally have market capitalizations of at least $10 billion and mid-capitalization companies are those that, at the time of purchase, generally have market capitalizations of between $2 billion and $10 billion.

The Subadviser uses a multifactor quantitative model to construct and manage the stock portfolio. The model evaluates U.S.-exchange-traded equities that meet criteria and constraints established by the Subadviser. A quality score is assigned to each security in the investment universe based on systematic factors including profitability and leverage. The strategy seeks to maximize exposure to the weighted quality score, while considering active exposures to individual names, sectors, and the market as a whole. ~~Generally, the Subadviser seeks to maximize exposure to quality characteristics, as determined by the Subadviser, while considering issuer and sector exposures, among other constraints and considerations.~~ The equity portfolio generally consists of approximately 75-150 securities. Equity securities purchased by the Fund may include U.S. exchange-listed common stocks, preferred stocks, American Depository Receipts and investment companies (including ETFs). The holdings may be rebalanced as frequently as desired by the Subadviser to maintain the overall desired exposure to the quality factor. ~~The Subadviser may rebalance its holdings as frequently as it desires to maintain its overall desired exposure to the quality factor. The Subadviser will consider factors including, without limitation, profitability and leverage when determining the quality factor of potential investments.~~”

4.	Comment. Please rewrite the “Equity-linked notes (“ELNs”)” section of the prospectus in plain English. Consider including a numeric example showing how the Fund will use ELNs to achieve its investment objective. In particular, please clarify the third sentence that states, “Each ELN will be constructed with the intent of capping the Fund’s maximum loss on an ELN at an amount less than or equal to the principal paid for each ELN.”
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Response. In response to this comment, the “Equity-linked notes (“ELNs”)” section of the prospectus is amended and restated as follows:

“In order to generate income, the Fund may invest in ELNs. ELNs are investment products that are structured as notes. They are issued by financial institutions such as banks and broker-dealers or entities organized by financial institutions to issue the ELNs. An ELN is designed to offer a return linked to specific economic characteristics identified in the note. The Fund will generally invest in ELNs that are issued in a privately negotiated transaction, including securities offered and sold under Rule 144A of the Securities Act of 1933 (the “Securities Act”).

The ELNs in which the Fund invests are derivative instruments. They are designed to replicate a covered call writing strategy by combining into a single note the economic characteristics of (i) an investment in a broad market index and (ii) index covered call writing (“Underlying Characteristics”). The ELNs are expected to provide recurring cash flow to the Fund through this replication. They are expected to be an important source of the Fund’s return.

Investing in ELNs may reduce the Fund’s volatility. On one hand, the income from the ELNs would reduce potential losses incurred by the Fund’s equity portfolio. However, by replicating a covered call strategy in each ELN, the ELNs may also reduce the Fund’s ability to fully profit from potential increases in the value of its equity portfolio.

Generally, when purchasing an ELN, the Fund pays the counterparty an amount based on the Underlying Characteristics plus the cost to structure the ELN. Upon maturity of the ELN, the Fund generally receives the par value of the ELN, plus interest, plus or minus a return based on the return of the Underlying Characteristics. However, each ELN will be structured so that it cannot lose more than the principal that the Fund paid when purchasing the ELN.”

5.	Comment. In the “Credit/Counterparty Risk,” there is a reference to foreign currency transactions, swaps, and futures. Will the Fund invest in foreign currency transactions, swaps, and futures? If so, please discuss in the strategy section. See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response. In response to this comment, the Registrant has revised the fourth and fifth sentences within “Credit/Counterparty Risk” disclosure, as follows:

“Many of the protections afforded to participants on organized exchanges and clearing houses, such as the performance guarantee given by a central clearing house, are not available in connection with over-the-counter (“OTC”) derivatives transactions~~, such as foreign currency transactions~~. For centrally cleared derivatives, including ~~such as cleared swaps, futures and~~ many options, the primary credit/counterparty risk is the creditworthiness of the Fund’s clearing broker and the central clearing house itself.”
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6.	Comment. In the “Options Risk,” please clarify what is meant by the fourth sentence that states, “The Fund also risks losing all or part of the cash paid if it replicates the purchase of index call options.”

Response. In response to this comment, the Registrant has revised the fourth sentence within “Options Risk” disclosure as follows:

“The Fund may replicate purchasing index call options through its use of ELNs. If it does so, it also risks losing all or part of the cash paid ~~if it replicates the purchase of index call options~~”

7.	Comment. In the “Derivatives Risk,” there is a reference to forward currency contracts, uncleared swaps and other OTC derivatives. Please tailor the disclosure to the derivatives the Fund will actually use.

Response. In response to this comment, the Registrant has revised the “Derivatives Risk” disclosure as follows:

“Derivatives Risk: Derivative instruments (such as those in which the Fund may invest, including ELNs) are subject to changes in the value of the underlying assets or indices on which such instruments are based. There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available. Even a small investment in derivatives may give rise to leverage risk and can have a significant impact on the Fund’s exposure to securities market values, interest rates or currency exchange rates. It is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. The use of derivatives for other than hedging purposes may be considered a speculative activity, and involves greater risks than are involved in hedging. The use of derivatives may cause the Fund to incur losses greater than those that would have occurred had derivatives not been used. The Fund’s use of derivatives involves other risks, such as credit/counterparty risk relating to the other party to a derivative contract ~~(which is greater for forward currency contracts, uncleared swaps and other OTC derivatives)~~, the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate as expected with changes in the value of relevant assets, rates or indices, liquidity risk, allocation risk and the risk of losing more than any amounts paid or margin transferred to initiate derivatives positions. There is also the risk that the Fund may be unable to terminate or sell a derivative position at an advantageous time or price. The Fund’s derivative counterparties may experience financial difficulties or otherwise be unwilling or unable to honor their obligations, possibly resulting in losses to the Fund.”
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8.	Comment. In the “Index Call Option Risk,” the first two sentences seem to overlap, should they be consolidated? Please advise or revise.

Response. In response to this comment, the Registrant has revised the first two sentences within Index Call Option Risk disclosure as follows:

“Index Call Option Risk: ~~The Fund may write index call options, typically on broad-based securities market indices, on the full value of its broadly diversified stock portfolio.~~ As the seller of the index call option, the Fund may write index call options, typically on broad-based securities market indices, with an aggregate notional value less than the market value of its broadly diversified stock portfolio.”

9.	Comment. In the “Liquidity Risk,” there is a reference to securities acquired in a private placement, such as Rule 144A securities. Will investing in any of these securities be a principal strategy? If so, include in the principal strategy section. Otherwise, it is not clear why they are mentioned here.

Response. In response to this comment, the Registrant has added the following sentence to the Principal Investment Strategies section of the prospectus:

“The Fund will generally invest in ELNs that are issued in a privately negotiated transaction, including securities offered and sold under Rule 144A of the Securities Act of 1933 (the “Securities Act”).”

10.	Comment. In the “Credit/Counterparty Risk,” there are references to the European Union and United Kingdom. Doesn’t the Fund only invest in U.S. securities? Please advise or revise.

Response. The Registrant respectfully submits that the references to the European Union and United Kingdom in the “Credit/Counterparty Risk” in the Fund’s “More About Risks” section are appropriate. Although the Fund typically invests in U.S. securities, the Fund may engage in derivatives transactions, the counterparties to which may be subject to regulatory requirements adopted outside the U.S., including the European Union and United Kingdom. The disclosure referenced in the Staff’s comment is addressing the risk attendant to engaging with counterparties who may be subject to such regimes (both within and outside of the U.S.), not the risk of investing in non-U.S. securities.

11.	Comment. In the “Valuation Risk,” there is a statement about non-U.S. exchanges being open on days when the Fund does not price its shares. If the Fund only invests in U.S. Securities, is this applicable? Please advise or revise.

Response. In response to this comment, the Registrant has revised the “Valuation Risk” disclosure, as follows:

“Valuation Risk

This is the risk that the Fund has valued certain securities or positions at a higher price than the price at which they can be sold. This risk may be especially pronounced for investments, such as derivatives, which may be illiquid or which may become illiquid. ~~Because non-U.S. exchanges may be open on days when the Fund does not price its shares, the value of the securities or other assets in the Fund’s portfolio may change on days when shareholders will not be able to purchase or sell the Fund’s shares.~~”
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12.	Comment. In the “Prior Related Performance of Similarly Managed Accounts” section of the prospectus, if true, please disclose that returns are net of all actual fees and expenses, including sales loads relating to the accounts.

Response. In response to this comment, the Registrant has revised the third paragraph of the “Prior Related Performance of Similarly Managed Accounts” section, as follows:

“The Composite’s returns were calculated on a total return basis, include all dividends and interest, accrued income and realized and unrealized gains and losses, and assume the reinvestment of earnings. All returns reflect the deduction of brokerage commissions and execution costs paid by the accounts, without provision for federal or state income taxes. “Net of Fees” figures also reflect the deduction of investment advisory fees and all other actual fees and expenses, including sales charges. The Composite includes all actual discretionary accounts managed by Gateway for at least one full month that have investment objectives, policies, strategies, risks and investment restrictions substantially similar to those of the Fund. The Composite may include both tax-exempt and taxable accounts.”

13.	Comment. With respect to the “Prior Related Performance of Similarly Managed Accounts” section, please confirm supplementally that the standardized SEC method was used to calculate the prior performance. If not, disclose what method was used to calculate the performance (e.g., GIPS).

Response. The Registrant confirms that the standardized SEC method was used to calculate the prior related performance of similarly managed accounts.

14.	Comment. Please confirm supplementally that the Fund has the records necessary to support the calculation of the performance that is required by Rule 204-2(a)(16) of the Investment Advisers Act.

Response. The Registrant confirms that the Fund has the records to support the calculation that is required by Rule 204-2(a)(16) of the Investment Advisers Act.

15.	Comment. Please advise supplementally why you believe that three months of performance is more helpful than not given that it does not reflect a market cycle, for example.

Response. In response to this comment, the Registrant has added to the Average Annual Total Returns table the Composite and S&P 500 Index (the “Index”) performance for each of the six monthly periods from May 1, 2023 through October 31, 2023. The Registrant respectfully submits that providing this monthly performance, in addition to performance since inception, will enable investors to compare how the Subadviser’s institutional accounts typically perform against the Index during discrete periods when the market was trading up and in periods when the market was trading down.
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SAI

16.	Comment. On page 53 of the SAI, the first sentence under the section “Acceptance of Creation Orders” states “The Fund and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund…”. Please remove the word “absolute” as well as roman numerals (iii) and (v) listed below for consistency with the rules and guidelines.

(iii) acceptance of the Fund Deposit would have certain adverse tax consequences to the Fund

(v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund, or the Adviser or Subadviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund

Response. In response to this comment, the Registrant has modified the disclosure to remove the above disclosure.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis ETF Trust

cc:	Susan McWhan Tobin, Esq.
Natalie Wagner, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.
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